                          ESQUIRE COMMUNICATIONS LTD.
                              216 EAST 45TH STREET
                            NEW YORK, NEW YORK 10017

                                                                    May 12, 1997

To the Holders of Warrants of
  ESQUIRE COMMUNICATIONS LTD.

Ladies and Gentlemen:

     We are proposing in the documents enclosed herewith to allow holders (the 'Holders') of Redeemable Common Stock Purchase Warrants (the 'Warrants') of Esquire Communications Ltd. (the 'Company') to exchange (the 'Exchange') each five Warrants for one share of newly issued Common Stock, par value $.01 ('Common Stock'), of the Company. Fractional shares of Common Stock will not be issued. Cash will be paid in lieu of fractional shares of Common Stock being issued. The Exchange is intended to extinguish the outstanding Warrants and thereby reduce the potential dilutive impact of the Warrants on the Company's future earnings and voting power.

     Upon consummation of the Exchange, exchanging Holders will be able to: (i) vote on all matters that may come before the holders of Common Stock; (ii) receive dividends, if any, when declared by the Company; and (iii) receive proceeds, if any, payable to holders of Common Stock in the event of a liquidation of the Company. Exchanging Holders, however, will lose the right to exercise the Warrants and purchase a share of the Company's Common Stock for the exercise price of $4.50 per Warrant. Holders of outstanding Warrants who elect not to participate in the Exchange Offer will retain the right to purchase shares of the Company's Common Stock for $4.50 per Warrant. To the extent Holders participate in the Exchange, the trading market for, and liquidity of, the Warrants remaining outstanding, if any, could be reduced. In addition, such Warrants may no longer be traded on the Boston Stock Exchange or the Nasdaq Stock Market and may no longer be registered securities pursuant to the Securities Exchange Act of 1934, as amended. The Warrants are subject to redemption by the Company under certain circumstances.

     We are confident that as an owner of Warrants you will agree that the proposed Exchange is beneficial to all concerned. The deadline for the Exchange is 5:00 p.m. New York City time on June 12, 1997. After you have carefully read the enclosed Prospectus, if you desire further information about the Exchange, please feel free to contact the Reorganization Department of the Exchange Agent, Continental Stock Transfer & Trust Company by calling (212) 509-4000, extension 535.

                                          Very truly yours,


                                          MALCOLM L. ELVEY
                                          Chairman of the Board